THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                        JAYHAWK ACCEPTANCE CORPORATION
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                 472097-10-4
                                (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   Name of Reporting Person                                  Carl H. Westcott
    S.S. or I.R.S. Identification Nos. of Above Person
2   Check the Appropriate Box if a Member of a Group (See
    Instructions)                                                    (a)  [  ]
                                                                     (b)  [  ]
3   SEC Use Only

4   Citizenship or Place of Organization                         United States

  Number of       5    Sole Voting Power                             8,272,713
   Shares
Beneficially      6    Shared Voting Power                                   0
   Owned
  by Each         7    Sole Dispositive Power                        8,272,713
 Reporting
  Person          8    Shared Dispositive Power                              0
   with
9   Aggregate Amount Beneficially Owned by Each Reporting Person     8,272,713

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                    [  ]
11  Percent of Class Represented by Amount in Row (9)                     34.6

12  Type of Reporting Person (See Instructions)                             IN














                                 Page 2 of 5
Item  1.

      (a)  Name  of  Issuer:

           Jayhawk  Acceptance  Corporation

      (b)  Address  of  Issuer's  Principal  Executive  Offices:

           Two  Galleria  Tower,  Suite  1800
           13455  Noel  Road
           Dallas,  Texas  75240

Item  2.

      (a)  Name  of  Person  Filing:

           Carl  H.  Westcott

      (b)  Address of Principal Business Office or, if none, Residence:

           100  Crescent  Court
           Suite  1620
           Dallas,  Texas  75201

      (c)  Citizenship:

           United  States

      (d)  Title  of  Class  of  Securities:

           Common  Stock,  $.01  par  value

      (e)  CUSIP  Number:

           472097-10-4

Item  3.   Not  Applicable




                                 Page 3 of 5
Item  4.   Ownership

     The following information relates to the reporting person's ownership of Common Stock, $.01 par value, of the issuer as of December 31, 1996. As of that date, the reporting person did not have the right to acquire beneficial ownership of any additional shares of such Common Stock within the meaning of Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

      (a)  Amount  Beneficially  Owned:

           8,272,713

      (b)  Percent  of  Class:

           34.6

      (c)  Number  of  shares  as  to  which  such  person  has:

           (i)   sole  power  to  vote  or  to  direct  the  vote:

                 8,272,713

           (ii)  shared  power  to  vote  or  to  direct  the  vote:

                 0

           (iii) sole power to dispose or to direct the disposition of:

                 8,272,713

           (iv)  shared power to dispose or to direct the disposition of:

                 0

Item  5.   Ownership  of  Five  Percent  or  Less  of  a  Class.

           Not Applicable.





                                 Page 4 of 5
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.

Item  8.   Identification and Classification of Members of the Group.

           Not Applicable.

Item  9.   Notice  of  Dissolution  of  Group.

           Not Applicable.

Item  10.  Certification.

           Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February  13,  1997


                                   /s/  Carl H. Westcott
                                   -----------------------
                                   CARL H. WESTCOTT


















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